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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM SD
Specialized Disclosure Report
_________________
LVB ACQUISITION, INC.
BIOMET, INC.
(Exact name of registrant as specified in its charter)
_________________

Delaware Indiana	000-54505 001-15601	26-0499682 35-1418342
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

56 East Bell Drive, Warsaw, Indiana		46582
(Address of principal executive offices)		(Zip Code)
Bradley J. Tandy
(574) 267-6639
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Explanatory Note
This Form SD is a combined report being filed separately by two registrants: LVB Acquisition, Inc. (“LVB”) and Biomet, Inc. (“Biomet”). Unless the context indicates otherwise, any reference in this report to the “Company,” “we,” “us” and “our” refer to LVB, Biomet and their subsidiaries. Each registrant hereto is filing on its own behalf all of the information contained in this report that relates to such registrant. Each registrant hereto is not filing any information that does not relate to such registrant, and therefore makes no representation as to any such information.

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 and is incorporated by reference herein. A copy of the report is publicly available at www.biomet.com.

Item 1.02.	Exhibit.

Section 2 - Exhibits

Item 2.01.	Exhibit.

Exhibit No.	Document

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the duly authorized undersigned.
Date: May 30, 2014

LVB ACQUISITION, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General Counsel and Secretary

BIOMET, INC.

/s/ Bradley J. Tandy
By:	Bradley J. Tandy
Its:	Senior Vice President, General Counsel and Secretary